Exhibit 10.13

August 12, 2010

Mr. Andre Zardini

2704 Boddington Lane

Naperville, Illinois 60564

Re:	Employment with Rewards Network

Dear Mr. Zardini:

We are pleased to offer you employment with Rewards Network Inc. (“Rewards Network”) as Senior Vice President, Chief Information Officer. In this position, you will report to me. Should you accept this offer, your start date will be August 30 and your gross annual salary initially will be $200,000.00 generally payable in biweekly installments of $7,692.30 (less any withholdings and deductions required by law or authorized by you). Salary is reviewed on an annual basis.

In 2010 and beyond, you will be entitled to participate in the senior management cash bonus program, the specific terms of which are approved annually by the Compensation Committee of the Board of Directors. For the 2010 bonus program, you will be eligible for a bonus that is equal to up to 40% of your annual base salary pro rated for the amount of actual time employed by Rewards Network during 2010. In 2011 and beyond, you also will be eligible to participate in the 2006 Long Term Incentive Plan with a grant target equivalent of 65% of your salary, pro-rated for the amount of actual time employed by Rewards Network during 2010 as approved by the Compensation Committee.

Furthermore, you will be eligible to participate in such Rewards Network’s employee benefit plans and policies including plans and policies relating to health, life, severance, 401(k) Plan, disability, etc. benefits that Rewards Network may make available generally to its employees in comparable positions, subject to the terms and conditions of any such plans and policies as they may exist from time to time. Paid Time Off (PTO) is accrued depending upon your position and length of service with the Company. You will begin accruing a prorated portion of your annual PTO allowance of 24 days upon starting with Rewards Network. Rewards Network reserves the right to modify, amend, suspend, or terminate any or all such management bonus program, incentive compensation and employee benefit plans and polices at any time.

Please note that the purpose of this letter is merely to describe the terms of our offer. This letter does not constitute a contract of employment and does not create any right to continued employment for any period of time. If you accept this offer, your employment with Rewards Network at all times will be “at will”. This means that your employment may end at any time with or without cause at the sole discretion of either Rewards Network or you.

Mr. Andre Zardini

August 12, 2010

If your employment with Rewards Network is terminated by Rewards Network for any reason other than Cause (as defined below), disability or death, or you voluntarily terminate your employment by Rewards Network with Good Reason upon 30 days prior written notice to Rewards Network (or such shorter period as may be permitted by the Board of Directors), your entitlement to compensation and benefits shall cease immediately, except that you will be entitled to:

(i)	continuation of your then-current base salary for a period of 12 months after the date on which you separate from service with Rewards Network (your “separation date”);

(ii)	continued coverage of you and your spouse and dependents under Rewards Network’s group health plan for 12 months after your separation date, at no cost to you but otherwise on the same basis as such plan is offered to active employees of Rewards Network, and following the expiration of such period the right to elect continued coverage under such plan for up to 18 additional months pursuant to COBRA; and

(iii)	the continued right to exercise any outstanding vested options held by you to purchase shares of Common Stock for a period of 90 days after the effective date of your separation date, but in no event later than the date on which any such options would have expired if you had remained employed during such 90-day period.

You will not be entitled to the foregoing in the event your employment terminates for any other reason. As used in this Agreement, a voluntary termination of your employment with “Good Reason” shall mean a termination by you of your employment with Rewards Network pursuant to a written notice delivered to Rewards Network within 30 days after the occurrence of either of the following events without your written consent; provided, that an action or failure which is remedied by Rewards Network within 90 days after receipt of such notice given by you shall not constitute Good Reason: (i) a diminution in your duties resulting from a Change in Control, or (ii) a material diminution in your duties and responsibilities that is inconsistent with your position as Senior Vice President, Chief Information Officer, which shall not include an adverse change in your reporting responsibilities.

The severance payments provided hereunder shall be made in lieu of any other severance payments under any severance agreement, plan, program or arrangement of Rewards Network that may be applicable to you. This Agreement is intended to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and shall be interpreted and construed consistently with such intent. The payments to you pursuant to this Agreement are also intended to be exempt from Section 409A of the Code to the maximum extent possible, under either the separation pay exemption pursuant to Treasury regulation §1.409A-1(b)(9)(iii) or as short-term deferrals pursuant to Treasury regulation §1.409A-1(b)(4). In the event the terms of this Agreement would subject you to taxes or penalties under Section 409A of the Code (“409A Penalties”), Rewards Network and you shall cooperate diligently to amend the terms of this Agreement to avoid such 409A Penalties, to the extent possible. To the

Mr. Andre Zardini

August 12, 2010

extent any amounts under this Agreement are payable by reference to your “termination of employment,” such term shall be deemed to refer to your “separation from service,” within the meaning of Section 409A of the Code. Notwithstanding any other provision in this Agreement, if you are a “specified employee,” as defined in Section 409A of the Code, as of the date of your separation from service, then to the extent any amount payable under this Agreement (i) constitutes the payment of nonqualified deferred compensation, within the meaning of Section 409A of the Code, (ii) is payable upon your separation from service and (iii) under the terms of this Agreement would be payable prior to the six-month anniversary of your separation from service, such payment shall be delayed until the earlier to occur of (a) the six-month anniversary of the separation from service or (b) the date of your death. Any in-kind benefit provided during a calendar year shall not affect the in-kind benefit to be provided during any other calendar year. The right to any in-kind benefit pursuant to this Agreement shall not be subject to liquidation or exchange for any other benefit.

Notwithstanding anything to the contrary, no amount shall be payable to you (or your executor or other legal representative in the case of your death or disability) under this Agreement unless and until eight days after you (or your executor or other legal representative in the case of your death or disability) execute and deliver to Rewards Network a general waiver and release of claims against Rewards Network and its affiliates (other than any claims related to the enforcement of your rights under this Agreement) in a form prescribed by Rewards Network; provided such release (A) is executed and delivered to Rewards Network within 22 days of your separation from service, or such longer period of time, not later than 45 days of your separation from service, as permitted by the Board of Directors in its sole discretion and (B) is not revoked by you (or your executor or other legal representative in the case of your death or disability) within the revocation period, if any, made available by Rewards Network with respect to such release.

For all purposes under this Offer Letter, a “Change in Control” shall be deemed to have occurred if a “Change in Control” occurs for purposes of the Corporation’s 2006 Long-Term Incentive Plan, as the same may be amended from time to time.

For purposes of this Agreement, the term “Cause” shall mean any one or more of the following:

(i)	any willful refusal by you to follow lawful directives of the President and Chief Executive Officer or the Board of Directors which are consistent with the scope and nature of your duties and responsibilities; provided that an isolated, insubstantial or inadvertent action or failure which is remedied by you within 10 days after written notice from the President and Chief Executive Officer or the Board of Directors shall not constitute Cause hereunder;

(ii)	your conviction of, or plea of guilty or nolo contendere to, a felony or of any crime involving moral turpitude, fraud or embezzlement;

(iii)	any gross negligence or willful misconduct by you resulting in a material loss to Rewards Network or any of its subsidiaries, or material damage to the reputation of Rewards Network or any of its subsidiaries;

Mr. Andre Zardini

August 12, 2010

(iv)	any material breach by you of any one or more of the covenants contained in your Proprietary Interest Protection and Non-Solicitation Agreement; or

(v)	any violation of any statutory or common law duty of loyalty to Rewards Network or any of its subsidiaries.

As a condition of employment with Rewards Network, you will be required to sign a Proprietary Interest Protection and Non-Solicitation Agreement. We also are extending this offer to you on the condition that you not use or disclose to Rewards Network any confidential information of anyone that you previously worked for, and with the understanding that your Rewards Network employment will not violate or be restricted by any non-competition or other agreement with anyone else. If this is not the case, please inform us immediately.

We congratulate you on your offer and sincerely hope that you will accept.

To indicate your acceptance should you decide to do so, please sign this letter and the attached Proprietary Interest Protection and Non-Solicitation Agreement where indicated and return them to me. In the meantime, please do not hesitate to call me should you have any questions.

Very truly yours,

/s/ Ronald L. Blake
Ronald L. Blake President and Chief Executive Officer

Enclosure

cc:	Personnel File

AGREED TO AND ACCEPTED:

/s/ Andre Zardini
Andre Zardini

Dated: August 15, 2010